Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description of Fabrinet’s (the “Company,” “we,” “us” or “our”) capital stock is a summary and is qualified in its entirety by our amended and restated memorandum and articles of association (the “MOA”).

General

Our authorized share capital is $5,050,000, consisting of 500,000,000 ordinary shares, par value $0.01 per ordinary share, and 5,000,000 preferred shares, par value $0.01 per preferred share.

Ordinary Shares

Voting Rights

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote per ordinary share registered in its name. There are no cumulative voting rights.

Dividend Rights

We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may, with the sanction of a Special Resolution (as defined in the MOA) and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with like authority, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Other Matters

Our ordinary shares are not redeemable or convertible. Holders of our ordinary shares do not have any preemptive rights with respect to our securities. All outstanding ordinary shares are fully paid and non-assessable.

Preferred Shares

Our board may authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and the board is authorized to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by applicable law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by applicable law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of Cayman Islands law and our MOA may have the effect of delaying, deterring or discouraging another party from acquiring control of us. Our MOA authorizes our board of directors to issue additional ordinary and/or preferred shares, to the extent authorized but unissued, from time to time as our board of directors shall determine. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Differences in Corporate Law

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our MOA, the Companies Law (as amended) and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts (where relevant) are of persuasive authority but are not binding on a court in the Cayman Islands. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the U.S. and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a corporation incorporated in a jurisdiction in the United States, providing rights to receive payment in cash for the judicially determined value of the shares. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders’ Suits

A class action suit could be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In principle, a derivative action may not be brought by a minority shareholder. However, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires the objects of the company;

•	the act complained of amounts to an infringement of the rights of individual shareholders such as the right to vote or preemptive rights;

•	the act complained of, although not beyond the scope of its authority, could only be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our MOA, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Constitutional Provisions

Our MOA contains provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions include, among other things, provisions that:

•	establish a classified board of directors;

•	prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;

•	limit the ability of our shareholders to propose actions at duly convened meetings; and

•	authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.